February 21, 2025

Robert M. VanHimbergen
Sr. Vice President and Chief Financial Officer
Hillenbrand, Inc.
One Batesville Boulevard
Batesville, Indiana 47006

        Re: Hillenbrand, Inc.
            Form 10-K for the Fiscal Year Ended September 30, 2024 Form 10-Q for the Quarterly Period Ended December 31, 2024 Form 8-K Filed on November 13, 2024
            File No. 001-33794
Dear Robert M. VanHimbergen:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2024
Item7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Critical Accounting Estimates
Revenue Recognition, page 31

1.     We note you use the input method of    cost-to-cost    to recognize net
revenue over
       time for long-term manufacturing contracts. You disclose that accounting for these contracts involves management judgment in estimating total contract revenue and costs. You also disclose that net revenue and cost estimates are regularly monitored and revised based on changes in circumstances and that anticipated losses are recognized immediately. We note revenue recognized over time for long-term manufacturing contracts represents 38% of total revenue and this matter was identified as a CAM by your auditor. Revise your future filings to quantify gross amounts of favorable and unfavorable changes in estimates recognized during each
 February 21, 2025
Page 2

      period presented and to explain the underlying reasons for material changes. Please also quantify the amount of contract losses recognized during each period presented and address the status of material loss contracts, including when they are expected to be completed. Refer to Item 303(b)(3) of Regulation S-K.
Non-GAAP Operating Performance Measures, page 40

2. We note your non-GAAP adjustment for Business acquisition, divestiture, and integration costs. Please describe to us, in greater detail, the specific nature of the material costs included in this adjustment during each period presented and during the subsequent interim period and explain your consideration of the guidance in Question
      100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, especially as it relates to
      "integration costs". Specifically address the fact that these costs are incurred during each period presented and the fact that your most recent acquisition was completed on
      September 1, 2023. This comment is also applicable to the inclusion of this non-
      GAAP adjustment in Earnings Releases filed under Form 8-K.
Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Operations, page 53

3. We note you present disaggregated net revenue disclosures for products and services in Note 3 on page 70. Revise your future filing to separately present net revenue and cost of revenue for products and for services as required by Items 5-03(b)(1) and (2)
      of Regulation S-X or clarify why such disclosures are not required. Please also revise future filings to separately present the expense line item required by Items 5-03(b)(4)
      of Regulation S-X or clarify why such disclosure is not required.
Form 10-Q for the quarterly period ended December 31, 2024
Item 1. Financial Statements
6. Subsequent Event, page 23

4. On February 5, 2025, we note you entered into a definitive agreement to sell an ownership stake of approximately 51% in your Milacron injection molding and extrusion business for $287 million and expect this transaction to close in the second or third quarter of 2025. Please revise MD&A in future filings to disclose and discuss the impact that this transaction is expected to have on your financial statements, including the impact this business had on historical results.


Form 8-K filed on November 13, 2024
Exhibit 99.1
Reconciliation of Non-GAAP Measures, page 12

5. In regard to your non-GAAP financial measures and related disclosures, please address the following in future filings:
          Clarify your footnote disclosure that the amortization of acquired intangible assets
          "does not impact the core performance of your business since this amortization
 February 21, 2025
Page 3

           does not directly relate to the sale of your products or services" since it appears, although the expense is being excluded, revenue of the acquired companies is included in your non-GAAP financial measures and the intangible assets you acquired contribute to revenue generation.
             You present a non-GAAP financial measure you identify as net debt to pro forma adjusted EBITDA. Clarify how you use this measure to assess your borrowing capacity. Also, clarify if this measure is used in debt covenant compliance calculations and, if applicable, provide the disclosures required by Question
           102.09 of the Division of Corporation Finance's Compliance &
Disclosure
           Interpretations on Non-GAAP Financial Measures, including the amount required to comply with debt covenants.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing